

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):
April 30, 2004

HOME PROPERTIES, INC.
(Exact name of Registrant as specified in its Charter)

MARYLAND	1-13136 No.	16-1455126
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

850 Clinton Square, Rochester, New York 14604
www.homeproperties.com
(Address of principal executive offices and internet site)

(585) 546-4900
(Registrant's telephone number, including area code)

ITEM 7.   FINANCIAL STATEMENTS AND EXHIBITS.

        c.   Exhibit

        Exhibit 99.1   Supplemental information to Press Release of April 30, 2004, relating to first quarter 2004 results.

ITEM 12.   RESULTS OF OPERATIONS AND FINANCIAL CONDITION

        This Amendment amends the current report on Form 8-K filed by Home Properties, Inc. on April 30, 2004, to furnish (not file) the supplemental information to the Press Release of April 30, 2004, relating to first quarter 2004 results.

<center>SIGNATURES</center>

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 4, 2004   HOME PROPERTIES, INC.
                                (Registrant)

                    By: /s/ David P. Gardner
                              David P. Gardner, Executive Vice President and Chief Financial Officer